UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 20)1

AGCO CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

001084102

(CUSIP Number)

Andrew M. Freedman

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

Dennis Hranitzky

Quinn Emanuel Urquhart & Sullivan LLP

51 Madison Avenue, 22nd Floor

New York, New York 10010

(212) 849-7000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 22, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001084102

1	NAME OF REPORTING PERSON

Tractors and Farm Equipment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of India
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,150,152
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

12,150,152
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,150,152
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.3%
14	TYPE OF REPORTING PERSON

CO

2

CUSIP No. 001084102

1	NAME OF REPORTING PERSON

TAFE Motors and Tractors Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of India
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,262,321
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,262,321
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,262,321
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 001084102

1	NAME OF REPORTING PERSON

Mallika Srinivasan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of India
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		23,713
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		12,150,152
PERSON WITH	9	SOLE DISPOSITIVE POWER

23,713
	10	SHARED DISPOSITIVE POWER

12,150,152
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,173,865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.3%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 001084102

The Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) with respect to the Issuer on April 9, 2013, as amended by Amendment Nos. 1 through 19 (the “Schedule 13D”), is hereby further amended and supplemented to include the information set forth herein. This amended Statement on Schedule 13D/A constitutes Amendment No. 20 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D.

Item 1. Security and Issuer

This Schedule 13D relates to shares of the common stock (the “Common Stock”) of AGCO Corporation (“AGCO” or the “Issuer”), the principal executive offices of which are located at 4205 River Green Parkway, Duluth, Georgia 30096.

Item 3. Source and Amount of Funds or Other Consideration

Except for the 23,713 shares that Ms. Srinivasan (together with the Companies (as defined below), the “Reporting Persons”) holds directly and that were awarded to her under the AGCO Corporation 2006 Long-Term Incentive Plan for her services as a director of the Issuer, the source of the funds used by the Reporting Persons to purchase the reported shares, pursuant to the Purchase Plans, was the working capital of Tractors and Farm Equipment Limited (“TAFE”) or of TAFE Motors and Tractors Limited (“TAFE Motors and Tractors” and, together with TAFE, the “Companies”). The Reporting Persons paid a total of $585,803,125.51 (exclusive of brokers’ commissions and other administrative costs) to purchase the reported shares. Ms. Srinivasan did not pay for the shares that were awarded to her under the AGCO Corporation 2006 Long-Term Incentive Plan.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby further amended and supplemented by adding the following:

Dating back to 2020, TAFE has privately and publicly raised its concerns with the Issuer’s niche, short-sighted strategy, declining financial performance, weakening competitive position in key markets, capital allocation missteps and governance shortcomings. TAFE believes the Issuer’s disappointing third quarter 2024 earnings and revised full-year 2024 guidance, which were disclosed earlier this month, further substantiate the governance and strategy changes TAFE has been calling for.

As TAFE warned previously, the Issuer was not well-positioned for the industry downcycle. The consequences of such unpreparedness have been significant, as evidenced by the Issuer’s consecutive earnings per share misses and five successive quarters of weaker than expected sales. After being unable to foresee the extent of the cyclical downturn, the Issuer appears to have responded to it in a purely tactical manner, with an emphasis on cutting costs. TAFE believes this is too little, too late. ‘Controlling the things we can manage’ is not a viable long-term strategy and fails to satisfy shareholders’ desire for sustainable growth.

In particular, TAFE remains concerned that the Issuer lacks a clear vision for realizing value with PTx Trimble, the Issuer’s largest acquisition to date. TAFE believes that the Issuer’s strategy regarding PTx Trimble lacks clarity. Developing and successfully executing on the PTx Trimble strategy will be crucial to realizing the full value of the joint venture in the medium- and long-term. Failing to do this will expose shareholders to significant risk of value destruction. Accordingly, TAFE believes it is imperative for the Issuer to successfully integrate PTx Trimble, which requires a sense of urgency from the Board of Directors (the “Board”) and management team.

5

CUSIP No. 001084102

During the past four years, the Issuer has disregarded much of TAFE’s feedback regarding the Issuer’s operational performance, strategy, execution, capital allocation and Board oversight. While TAFE continues to assess the changes that it believes are necessary to drive long-term value for all shareholders, it is clear to TAFE that enhancing the Issuer’s governance structures are central to achieving this objective. Therefore, TAFE has taken the opportunity to submit a 14a-8 shareholder proposal for consideration at the Issuer’s 2025 Annual Meeting of Shareholders requesting that the Issuer adopt a policy to require that the Chair of the Board be an independent director. TAFE believes that requiring the Chair of the Board to be an independent director and separating the roles of CEO and Chair, both of which are currently held by Eric Hansotia, will help enhance the Board’s oversight of management and increase accountability within the leadership structure. A copy of the proposal is attached hereto as Exhibit I and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) The aggregate percentage of shares reported owned on this Schedule 13D is based on 74,645,281 shares of Common Stock outstanding as of November 1, 2024, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2024. As of the date hereof (i) TAFE beneficially owned 12,150,152 shares of Common Stock, which constituted approximately 16.3% of the Common Stock outstanding; (ii) TAFE Motors and Tractors beneficially owned 3,263,321 shares of Common Stock, which constituted approximately 4.4% of the Common Stock outstanding; and (iii) Ms. Srinivasan beneficially owned 12,173,865 shares of Common Stock, which constituted approximately 16.3% of the Common Stock outstanding, including the 23,713 shares she holds in her individual capacity. Ms. Srinivasan disclaims beneficial ownership of the Common Stock beneficially owned by each of the Companies, and this report shall not be deemed an admission that Ms. Srinivasan is a beneficial owner of such shares for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose. Each of the Companies disclaims beneficial ownership of the 23,713 shares of Common Stock owned directly by Ms. Srinivasan in her individual capacity, and this report shall not be deemed an admission that either of the Companies is a beneficial owner of such shares for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose. TAFE Motors and Tractors disclaims beneficial ownership of the 8,886,831 shares of Common Stock purchased on behalf of TAFE under the Purchase Plans, and this report shall not be deemed an admission that TAFE Motors and Tractors is a beneficial owner of such shares for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose.

(b) For each person listed, the following table indicates the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
TAFE	0	12,150,152	0	12,150,152
TAFE Motors and Tractors	0	3,263,321	0	3,263,321
Mallika Srinivasan	23,713	12,173,865	23,713	12,173,865

(c) See Annex A hereto.

(d) Not applicable.

(e) Not applicable.

6

CUSIP No. 001084102

Item 7. Material to Be Filed as Exhibits

Exhibit A*	Persons through whom Amalgamations Private Limited (“Amalgamations”) may be deemed to control the Companies

Exhibit B*	Directors and Executive Officers of the Companies

Exhibit C*	Directors and Executive Officers of Amalgamations

Exhibit D**	Amended and Restated Letter Agreement, dated April 24, 2019, between Tractors and Farm Equipment Limited and AGCO Corporation

Exhibit E***	Limited Power of Attorney, dated as of July 24, 2024

Exhibit F****	Joint Filing Agreement, dated as of April 3, 2013

Exhibit G*****	Amendment No. 1 to the Amended and Restated Letter Agreement, effective April 24, 2024, between Tractors and Farm Equipment Limited and AGCO Corporation

Exhibit H******	September 30 Letter

Exhibit I	14a-8 Shareholder Proposal Letter, dated November 22, 2024

*	Included by reference to Amendment No. 17 to this Schedule 13D, filed with the SEC on April 27, 2024.
**	Included by reference to Amendment No. 10 to this Schedule 13D, filed with the SEC on April 26, 2019.
***	Included by reference to Amendment No. 18 to this Schedule 13D, filed with the SEC on August 6, 2024.
****	Included by reference to the initial filing of this Schedule 13D, filed with the SEC on April 9, 2013.
*****	Included by reference to Exhibit 10.1 to Issuer’s Form 8-K, filed with the SEC on April 16, 2024.
******	Included by reference to Amendment No. 19 to this Schedule 13D, filed with the SEC on September 30, 2024.
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CUSIP No. 001084102

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2024

TRACTORS AND FARM EQUIPMENT LIMITED

By:	/s/ Andrew M. Freedman
Name: Andrew M. Freedman,
attorney-in-fact*

TAFE MOTORS AND TRACTORS LIMITED

By:	/s/ Andrew M. Freedman
Name: Andrew M. Freedman,
attorney-in-fact*

/s/ Andrew M. Freedman
Andrew M. Freedman, attorney-in-fact for Mallika Srinivasan*

* This Amendment No. 20 to Statement on Schedule 13D was executed by Andrew M. Freedman as Attorney-In-Fact for Tractors and Farm Equipment Limited, TAFE Motors and Tractors Limited and Mallika Srinivasan, pursuant to the Limited Power of Attorney granted by them.

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CUSIP No. 001084102

ANNEX A

Transactions by TAFE during the last 60 days: None.

Transactions by TAFE Motors and Tractors during the last 60 days: None.

Transactions by Ms. Srinivasan in her individual capacity during the last 60 days: None.